Exhibit 1

Elbit Systems Awarded $260 Million Contract to

Supply PULS Rocket Artillery Systems to a European

NATO Country

Haifa, Israel, November 12, 2026 – Elbit Systems Ltd. (NASDAQ: ESLT) (TASE: ESLT) (“Elbit Systems” or the “Company”) announced today that it was awarded a contract valued at approximately $260 million to supply Precise & Universal Launching System (PULS™) rocket artillery systems and munitions to a European NATO member country. The contract will be performed over a period of 5 years.

The PULS system provides a comprehensive and cost-effective solution capable of launching unguided rockets, precision-guided munitions, and missiles with various ranges. The launcher is fully adaptable to existing wheeled and tracked platforms, enabling significant reductions in maintenance and training costs.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems: "The continued selection of the PULS system by European and NATO customers reflects the system’s operational maturity, versatility and ability to address the evolving requirements of modern armed forces. This contract further reflects Elbit Systems’ long-term partnerships with European customers and our role in supporting major defense modernization programs across the region."

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.

Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.

Elbit Systems employs over 21,000 people in dozens of countries across five continents. The Company reported $2,287.1 million in revenues for the three months ended June 30, 2026 and an order backlog of $32.0 billion as of such date.

For additional information, visit: https://elbitsystems.com, follow us on X or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO

Tel: +972-77-2946663

kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations

Tel: +972-77-2948984

daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand

Tel: 972-77-2947602+

dalia.bodinger@elbitsystems.com

This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company). These forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events and do not relate to historical or current facts. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements contained herein generally are identified by the words “anticipate”, “intend”, “believe”, “estimate”, “project”, “expect”, “will likely result”, “strategy”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue” and similar expressions, and the negatives thereof. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental priorities (including budgeting) or policies; implications of conflicts in the Middle East, including the “War of Redemption”, also referred to by its initial name - the “Swords of Iron” war, the Israel-Iran conflict and any future developments related thereto; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States, among others, or which may affect the global economy, including worldwide conflicts such as the ongoing conflict between Russia and Ukraine; the economic impact of increased global conflicts and trade tensions, and the adoption or expansion of economic sanctions, tariffs or trade restrictions, including ongoing uncertainty around existing tariffs and proposals for their expansion; development and launch of our products, or their market acceptance; our projected expenses and capital expenditures; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; fluctuations in foreign currency exchange rates; scope and length of customer contracts; the Company’s ability to achieve strategic goals from acquisitions of businesses and the risks associated with the integration of such businesses; the Company’s ability to protect its proprietary information; the Company’s ability to avoid, withstand and/or recover from cyber-attacks on its systems; effect of competitive products, technology and pricing; the Company’s ability to attract, incentivize and retain key employees; changes in applicable tax rates; changes in interest rates; inventory write-downs and possible liabilities to customers from program cancellations, including due to political relations between Israel and countries where the Company’s customers may be located; global or national health considerations, including the outbreak of a pandemic or contagious disease; and the outcome of legal and/or regulatory proceedings and changes in legislation. The factors listed above are not all-inclusive, and further information about risks and other factors that may affect the Company’s future performance is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements that may be contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company expressly disclaims any obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.